Exhibit 99.1

Contents
Report to Shareholders	i

Management’s Discussion and Analysis
Caution Regarding Forward-Looking Statements	M-1
Vision, Core Business, and Strategy	M-2
Results	M-2
Summary of Quarterly Results	M-13
Liquidity and Capital Resources	M-15
Other	M-16
Outlook	M-17
Critical Accounting Estimates, Developments, and Measures	M-18
Controls and Procedures	M-19
Risk Factors	M-19
Subsequent Event	M-19

Unaudited Interim Consolidated Financial Statements
Consolidated Balance Sheets	F-1
Consolidated Statements of Income	F-2
Consolidated Statements of Shareholders’ Equity and Comprehensive Income	F-3
Consolidated Statements of Cash Flows	F-4
Notes to the Unaudited Interim Consolidated Financial Statements	F-5

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. Continually striving to balance economic, environmental, and social responsibilities, we are recognized as a world-class leader and innovator in the delivery of sustainable solutions. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond.

In simple terms, the world of Stantec is the water we drink, the roadways we travel, the buildings we visit, the industries in which we work, and the neighborhoods we call home.

Our services are offered through approximately 9,000 employees operating out of more than 125 locations in North America. Stantec trades on the TSX and NYSE under the symbol STN.

Stantec is One Team providing Infinite Solutions.

Report to Shareholders

Second Quarter 2008 Financial Highlights

•
Gross revenue for the second quarter of 2008 increased 40.3% to $343.3 million, compared to $244.7 million for the second quarter of 2007. On a year-to-date basis, gross revenue increased 37.8% to $635.1 million.

•	Net revenue for the second quarter of 2008 increased 34.0% to $289.0 million, compared to $215.7 million for the second quarter of 2007, with a year-to-date increase of 33.3% to $543.9 million.
•	Net income for the second quarter of 2008 increased 26.3% to $22.1 million, compared to $17.5 million for the second quarter of 2007, with a year-to-date increase of 18.5% to $39.0 million.
•	Diluted earnings per share for the second quarter of 2008 were 26.3% higher at $0.48, versus $0.38 for the second quarter of 2007, with a year-to-date increase of 19.7% to $0.85.
•	Beginning July 31, 2008, Stantec will trade on the New York Stock Exchange under the symbol STN, matching its symbol on the Toronto Stock Exchange.

I am pleased to report strong results for our Company through the second quarter of 2008. Net revenue for the quarter increased 34.0%, and diluted earnings per share increased 26.3%. On a year-to-date basis, net revenue increased 33.3%, and diluted earnings per share increased 19.7%.

Our performance during the second quarter validated the strength of our business model—which is designed to adapt to changes in market conditions in the geographic regions and practice areas we serve—while reflecting our employees’ ability to execute projects. Because of the model’s diversity, decreased demand for services in our Urban Land practice area was offset by increased demand for services in our Environment, Industrial, and Buildings practice areas.

New project activity during the second quarter illustrated our growing diversity and capabilities in providing sustainable design solutions, which are strengthening our ability to offer a full suite of services to clients in many market segments. For example, we are contributing mechanical, electrical, and sustainability engineering to the development of the 4,645-square-metre (50,000-square-foot) Centre for Interactive Research on Sustainability at the University of British Columbia in Vancouver. Once operational, this facility will produce net energy to heat other buildings while reducing the overall carbon footprint of the university campus using photovoltaic panels and innovative energy systems. We are also providing the detailed design of a continuous flow process for producing biodiesel fuels at a plant in Nova Scotia. The process can use either vegetable or marine virgin oil feedstock and will be capable of producing 100 tonnes (110 tons) of biodiesel per day. In Edmonton, Alberta, we are preparing a sustainable neighborhood area structure plan for city-owned lands in the northwest quadrant. Intended to be a showcase for planning, landscape architecture, environmental management, and engineering, the plan must incorporate innovative sustainable design and implementation strategies for a variety of land uses, address affordability concerns, and integrate existing environmental amenities. As well, we are completing the civil, structural, mechanical, and electrical design of the Sustainable Barbados Recycling Centre, the first integrated waste management facility in the Caribbean. The “one-stop” facility is scaled to receive approximately 1,000 tonnes (1,102 tons) of waste material per day upon start-up, over 60 percent of which will be diverted from landfill disposal. Part of the waste material will be converted into useful products, such as stone aggregate, for resale or distribution.

As we continue to grow and to expand our services, we are securing larger, longer-term assignments. Examples include contracts to provide project management services for capital facilities projects at the Suncor Energy site—an expanding complex requiring many years of development—near Fort McMurray, Alberta, and project control services (scheduling, cost control, contract administration, risk assessment, and reporting), as part of an integrated, multifirm project team, for a subway expansion in the Greater Toronto Area in Ontario. Scheduled for completion in 2015, the subway extension will include six new stations and

i

8.6 kilometres (5.3 miles) of line connecting York University to downtown Toronto. In addition, we are acting as the prime consultant in designing odor control upgrades of the primary treatment and aeration processes at the Humber Wastewater Treatment Plant in Toronto. This five-year project will also focus on improving the performance and reliability of the screenings and grit treatment processes at the plant.

In the postsecondary educational facilities sector, we are completing two laboratory renovation projects for The Pennsylvania State University, a long-term client, in University Park, Pennsylvania. Using an integrated design approach, we are providing the architecture and civil, structural, mechanical, plumbing, electrical, and process engineering for a retrofit of the 70-year-old, 65,000-square-foot (6,039-square-metre) North Frear science building into a state-of-the-art, LEED-certified research and teaching facility containing laboratories, classrooms, and offices. Elsewhere on the university campus, we have designed a renovation of the electrical and heating, ventilating, and air-conditioning (HVAC) systems at the Central Biological Lab, a 30-year-old, 35,000-square-foot (3,252-square-metre) animal test laboratory. And we are contributing civil, structural, mechanical, electrical, plumbing, and fire protection engineering to the development of a new, 120,000-square-foot (11,148-square-metre) engineering and science research facility—including dry and wet laboratories—at Binghamton University in Binghamton, New York. Targeting LEED Gold certification, this project features advanced energy-efficient HVAC systems, such as chilled beams and induction diffusers, total heat recovery wheels, and low-flow fume hoods, as well as photovoltaic systems.

In the transportation infrastructure area, we have been awarded a contract to complete the environmental assessment, planning, and preliminary design of new highway interchanges in Ontario—at Highway 401 near Kitchener and at Highway 11 near Huntsville—for the Ministry of Transportation Ontario. We are also contributing our skills in construction administration to the development of 2 miles (3.2 kilometres) of new highway and 15 new bridges for the future Interstate 86 in Sullivan County, New York. Along with construction inspection, our work will involve the coordination of extensive environmental permitting. Recently awarded rehabilitation projects include an assignment to develop the final detailed design of a steel bridge replacement in Rensselaer County, New York, for the New York State Department of Transportation. The 165-foot (50.3-metre), single-span Parker Truss Bridge, which is eligible for listing on the National Register of Historic Places, is in need of a new structural deck, sidewalk deck, approach slabs, and bearings. In addition, we are serving as the prime design consultant on the design-build team for a downtown infrastructure and streetscape improvements project in Tucson, Arizona, that will prepare the downtown area for several planned developments, including a 4-mile (6.4-kilometre) modern streetcar system. And we are providing full architectural, interior design, and engineering services for a renovation and expansion of the Nassau International Airport in the Bahamas. The project will transform the airport, many parts of which are over 50 years old, into an attractive, efficient 21st-century facility.

Soon after the quarter-end, we completed the acquisition of McIntosh Engineering, a 200-person mining engineering firm based primarily in Tempe, Arizona, and Sudbury and North Bay, Ontario. The integration of this firm gives our Company the ability to offer a complete package of environmental, scientific, engineering, and project management services to clients in the mining sector.

Overall, the second quarter of 2008 was active and productive for our Company. Our long-term strategic plan to diversify continues to bear fruit in strong performance and robust project activity across different market segments. This diversity bodes well for our ability to continue to grow profitably.

Tony Franceschini, P.Eng.
President & CEO
July 25, 2008

ii

MANAGEMENT’S DISCUSSION AND ANALYSIS

July 25, 2008

This Management’s Discussion and Analysis of Stantec Inc.’s operations and cash flows for the quarter ended June 30, 2008, should be read in conjunction with our Company’s unaudited interim consolidated financial statements and related notes for the quarter ended June 30, 2008, the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2007 Financial Review, and the Report to Shareholders contained in our 2008 Second Quarter Report. Unless otherwise indicated, all amounts shown below are in Canadian dollars. We continue to use the same accounting policies and methods as those used in 2007 except for the adoption of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, “Capital Disclosures”; Section 3862, “Financial Instruments—Disclosures”; and Section 3863, “Financial Instruments—Presentation.” A description of these new standards and their impact on our financial position or results of operations is detailed in note 1 of our unaudited interim consolidated financial statements for the quarter ended June 30, 2008, and in the Critical Accounting Estimates, Developments, and Measures section below. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Such additional information is not incorporated by reference herein, unless otherwise specified, and should not be deemed to be made part of this Management’s Discussion and Analysis.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Our public communications often include written or verbal forward-looking statements. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goal in the Visions, Core Business, and Strategy section and of our annual targets and expectations for our practice areas in the Results and Outlook sections, and may be contained in filings with security regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2008 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations or for the Canadian or US economies.

We provide a financial outlook (a type of forward-looking statement) for our business in the Vision, Core Business, and Strategy; Results; and Outlook sections below in order to describe management expectations and targets by which we measure our success. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Assumptions about the performance of the Canadian and US economies in 2008 and how this performance will affect our business are material factors we consider in determining our forward-looking statements and are discussed in the Outlook section of our 2007 Financial Review. There is a significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors, including, but not limited to, global capital market activities; fluctuations in interest rates or currency values; our ability to execute our strategic plans or to complete or integrate acquisitions; critical accounting estimates; the effects of war or terrorist activities; the effects of disease or illness on local, national, or international economies; the effects of disruptions to public infrastructure such as transportation or communications; disruptions in power or water supply; industry or worldwide economic or political conditions; regulatory or statutory developments; the effects of competition in the geographic or business areas in which we operate; the actions of management; or technological changes.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

We caution that the foregoing list is not exhaustive of all possible factors and that other factors could adversely affect our results. The Risk Factors section of our 2007 Financial Review provides additional information concerning key factors that could cause actual results to differ materially from those projected in our forward-looking statements. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of July 25, 2008, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time.

VISION, CORE BUSINESS, AND STRATEGY

Our Company provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences, project management, and project economics for infrastructure and facilities projects. Through multidiscipline service delivery, we support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond. Our goal is to become a top 10 global design and consulting services firm, and our focus is providing professional services in the infrastructure and facilities market principally on a fee-for-service basis. To achieve our objective, we must expand the depth and breadth of our services, which will result in growth. We intend to continue to pursue a prudent growth plan. Our vision, core business, and strategy and the key performance drivers and capabilities required to meet our goals have not changed in Q2 08 from those described in our 2007 Financial Review.

RESULTS

Overall Performance

Highlights for Q2 08

By executing our business strategy, we generated strong results for the quarter ended June 30, 2008. The following table summarizes key financial data for the second quarter of 2008 and for the first two quarters of 2008 and 2007:

	Quarter ended June 30				Two quarters ended June 30
(In millions of Canadian dollars, except per share amounts)	2008	2007	Change $	Change %	2008	2007	Change $	Change %

Gross revenue	343.3	244.7	98.6	40.3%	635.1	461.0	174.1	37.8%
Net revenue	289.0	215.7	73.3	34.0%	543.9	408.0	135.9	33.3%
Net income	22.1	17.5	4.6	26.3%	39.0	32.9	6.1	18.5%
Earnings per share – basic	0.48	0.38	0.10	26.3%	0.86	0.72	0.14	19.4%

Earnings per share – diluted	0.48	0.38	0.10	26.3%	0.85	0.71	0.14	19.7%
Cash flows from operating activities	55.0	33.3	21.7	n/a	1.3	17.6	(16.3)	n/a
Cash flows used in investing activities	(10.9)	(41.2)	30.3	n/a	(99.8)	(49.6)	(50.2)	n/a
Cash flows from (used in) financing activities	(21.7)	(12.4)	(9.3)	n/a	110.3	26.5	83.8	n/a

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

In our 2007 annual Management’s Discussion and Analysis, we established various ranges of expected performance for fiscal 2008. The following is an indication of our progress toward these targets:

Measure	2008 Expected Range	Actual to Q2 08 YTD	Performance

Net debt to equity ratio (note 1)	At or below 0.5 to 1	0.46	✓
Return on equity (note 2)	At or above 14%	16.9%	✓
Net income as % of net revenue	At or above 6%	7.2%	✓
Gross margin as % of net revenue	Between 55 and 57%	55.5%	✓
Administrative and marketing expenses as % of net revenue	Between 41.5 and 43.5%	41.4%	✓
Effective income tax rate	Between 29 and 31%	30.7%	✓

note 1: Net debt to equity ratio is calculated as long-term debt plus current portion of long-term debt less cash and cash held in escrow, all divided by shareholders’ equity.
note 2: Return on equity is calculated as net income for the last four quarters divided by average shareholders’ equity over each of these quarters.
✓ Meeting or exceeding target

The following highlights the key activities and initiatives that occurred in the second quarter ended June 30, 2008, and subsequent to the quarter-end:

•
Gross revenue increased 40.3% from $244.7 million in Q2 07 to $343.3 million in Q2 08 and 37.8% from $461.0 million year to date in 2007 to $635.1 million year to date in 2008; net income increased 26.3% from $17.5 million in Q2 07 to $22.1 million in Q2 08 and 18.5% from $32.9 million year to date in 2007 to $39.0 million year to date in 2008; and diluted earnings per share increased 26.3% from $0.38 in Q2 07 to $0.48 in Q2 08 and 19.7% from $0.71 year to date in 2007 to $0.85 year to date in 2008. The continuing strength of our results compared to 2007 reflects the ability of our business model to adapt to changing market conditions throughout North America. Continued weakness in the residential land market in the United States during the quarter contributed to a decrease in revenue in our Urban Land practice area compared to Q2 07. This decrease was offset by an increase in revenue in our other practice areas, particularly Environment, Industrial, and Buildings. Compared to Q2 07, our Q2 08 results were

▪	Positively impacted by a reduction in our administrative and marketing expenses as a percentage of net revenue from 42.0% to 40.8%
▪	Negatively impacted by a reduction in our gross margin percentages from 56.1% to 55.9%, a $1.7 million increase in the amortization of intangibles, and a $1.6 million increase in interest expense.

•
Compared to the first quarter of 2008, our gross margin percentages in our Buildings, Industrial, and Transportation practice areas improved mainly due to staff focusing on improving their operational efficiencies and project execution during the second quarter.

•
During the second quarter of 2008, we renewed our normal course issuer bid with the Toronto Stock Exchange, which allows us to repurchase up to 2,283,272 of our common shares during the period of June 1, 2008, to May 31, 2009, representing 5% of our shares outstanding at May 19, 2008. We are of the opinion that, at times, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, the purchase of our shares represents an attractive, appropriate, and desirable use of available funds.

•
Subsequent to the quarter-end, on July 2, 2008, we acquired the shares and business of McIntosh Engineering Holdings Corporation (McIntosh), adding over 200 staff. The acquisition of this firm provides us with a more visible presence in the mining sector and expands our operations in Tempe, Arizona, and Sudbury and North Bay, Ontario.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Balance Sheet

Our shareholders’ equity increased by $43.7 million during the first two quarters of 2008 due mainly to $39.0 million in net income, a $7.1 million change in other comprehensive income, and $2.1 million in stock-based compensation expense, offset by $5.3 million from shares repurchased under our normal course issuer bid. Our other comprehensive income or loss represents unrealized foreign exchange gains and losses when translating our investment in self-sustaining US subsidiaries and investments held for self-insured liabilities into Canadian dollars.

Our total liabilities increased by $159.5 million from December 31, 2007. This increase was mainly due to our revolving credit facility increasing from $52.1 million at December 31, 2007, to $193.2 million at June 30, 2008, in order to finance operations and acquisition activities during the first two quarters.

Our total assets increased by $203.2 million from December 31, 2007. This increase was due mainly to an increase in accounts receivable, cost and estimated earnings in excess of billings, goodwill, and intangible assets arising from the acquisitions completed in the first quarter of 2008. Cash and cash equivalents increased mainly due to accessing US$17.5 million from our revolving credit facility on June 30, 2008, to facilitate the purchase of McIntosh on July 2, 2008. In addition, the carrying value of the assets and liabilities of our US subsidiaries on our consolidated balance sheets increased due to the weakening of the Canadian dollar from US$1.01 at December 31, 2007, to $0.98 at June 30, 2008.

Results of Operations

Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services principally under fee-for-service agreements with clients.

The following table summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results in Q2 08 compared to the same period last year:
	Quarter ended June 30			Two quarters ended June 30
	% of Net Revenue		% Increase*	% of Net Revenue		% Increase*
	2008	2007	2008 vs. 2007	2008	2007	2008 vs. 2007
Gross revenue	118.8%	113.5%	40.3%	116.8%	113.0%	37.8%
Net revenue	100.0%	100.0%	34.0%	100.0%	100.0%	33.3%
Direct payroll costs	44.1%	43.9%	34.6%	44.5%	43.5%	36.2%
Gross margin	55.9%	56.1%	33.5%	55.5%	56.5%	31.0%
Administrative and marketing expenses	40.8%	42.0%	30.1%	41.4%	42.3%	30.5%
Depreciation of property and equipment	2.4%	2.0%	61.9%	2.2%	2.0%	47.0%
Amortization of intangible assets	0.9%	0.4%	212.5%	1.0%	0.4%	188.9%
Net interest (income) expense	0.7%	0.2%	400.0%	0.6%	0.1%	n/m
Share of income from associated companies	0.0%	0.0%	n/m	0.0%	0.0%	(300.0)%
Foreign exchange (gains) losses	0.1%	(0.4)%	(144.4)%	0.0%	(0.3)%	(100.0)%
Other income	(0.1)%	(0.2)%	33.3%	(0.1)%	(0.1)%	0.00%
Income before income taxes	11.1%	12.1%	23.0%	10.4%	12.1%	14.20%
Income taxes	3.5%	4.0%	16.3%	3.2%	4.0%	5.50%
Net income for the period	7.6%	8.1%	26.3%	7.2%	8.1%	18.50%
* % increase calculated based on the dollar change from the comparable period
n/m = not meaningful

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

The following discussion outlines certain factors affecting the results of our operations for the second quarter of 2008 and should be read in conjunction with our unaudited consolidated financial statements for the quarter ended June 30, 2008.

Gross and Net Revenue

In the course of providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is gross revenue less subconsultant and other direct expenses, and analyze our results in relation to net revenue rather than gross revenue. Revenue earned by acquired companies in the first 12 months after their acquisition is reported as revenue from acquisitions and thereafter as internal growth.

The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross and net revenue for the second quarter of 2008 and for the first two quarters of 2008 compared to the same periods in 2007.

	Quarter ended	Two quarters
Gross Revenue	June 30	ended June 30
(In millions of Canadian dollars)	2008 vs. 2007	2008 vs. 2007
Increase (decrease) due to:
Acquisition growth	96.2	185.9
Internal growth	11.6	11.3
Impact of foreign exchange rates on revenue
earned by foreign subsidiaries	(9.2)	(23.1)

Total net increase in gross revenue	98.6	174.1

	Quarter ended	Two quarters
Net Revenue	June 30	ended June 30
(In millions of Canadian dollars)	2008 vs. 2007	2008 vs. 2007

Increase (decrease) due to:
Acquisition growth	74.4	149.9
Internal growth	7.2	6.5
Impact of foreign exchange rates on revenue
earned by foreign subsidiaries	(8.3)	(20.5)

Total net increase in net revenue	73.3	135.9

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

The net increase in gross revenue was $98.6 million for Q2 08 over Q2 07 due to growth of $96.2 million from acquisitions and of $11.6 million from internal growth, offset by an impact of foreign exchange rates on revenue earned by foreign subsidiaries of $9.2 million. The increase in acquisition gross and net revenue in the quarter-over-quarter comparison was due to the revenue earned in Q2 08 attributed to the Geller DeVellis, Inc. acquisition, which was completed in Q2 07; the Trico Engineering Consultants, Inc. (Trico) and Chong Partners Architecture, Inc. (Chong Partners) acquisitions, which were completed in Q3 07; the Woodlot Alternatives, Inc., Neill and Gunter companies, Moore Paterson Architects Inc., Murphy Hilgers Architects Inc., and Fuller, Mossbarger, Scott & May Engineers, Inc. (FMSM) acquisitions, which were completed in Q4 07; and The Zande Companies, Inc. (Zande), Rochester Signal, Inc., SII Holdings, Inc. (Secor), and RHL Design Group Inc. (RHL) acquisitions, which were completed in Q1 08.

Gross revenue earned in Canada during Q2 08 increased to $170.8 million compared to $133.9 million in Q2 07. Gross revenue generated in the United States during Q2 08 increased to $169.5 million compared to $108.7 million in Q2 07. The increase in revenues in both our US- and Canadian-based operations was positively impacted by the acquisitions completed in 2007 and in Q1 08.

The following table summarizes the growth in gross revenue by practice area in the second quarter of 2008 and for the first two quarters of 2008 compared to the same periods in 2007:

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Practice Area Gross Revenue
		Quarter ended June 30
		% of		% of
		Consulting		Consulting	%
		Services		Services	Change
		Gross		Gross	2008 vs.
	2008	Revenue	2007	Revenue	2007
	(millions of C$)		(millions of C$)
Buildings	74.6	21.7%	53.1	21.7%	40.5%
Environment	95.9	27.9%	45.6	18.6%	110.3%
Industrial	54.9	16.0%	32.4	13.2%	69.4%
Transportation	44.2	12.9%	36.4	14.9%	21.4%
Urban Land	73.7	21.5%	77.2	31.6%	-4.5%
Total Consulting Services	343.3	100.0%	244.7	100.0%	40.3%

		Two quarters ended June 30
		% of		% of
		Consulting		Consulting	%
		Services		Services	Change
		Gross		Gross	2008 vs.
	2008	Revenue	2007	Revenue	2007
	(millions of C$)		(millions of C$)
Buildings	138.3	21.8%	102.1	22.1%	35.5%
Environment	172.8	27.2%	88.7	19.3%	94.8%
Industrial	104.4	16.4%	61.5	13.3%	69.8%
Transportation	79.8	12.6%	64.3	14.0%	24.1%
Urban Land	139.8	22.0%	144.4	31.3%	-3.2%
Total Consulting Services	635.1	100.0%	461.0	100.0%	37.8%

As indicated above, our gross revenue was impacted by acquisitions, net internal growth, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by practice area is summarized below:

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Practice Area Gross Revenue
		Quarter ended June 30
		Change Due	Change Due	Change Due
		to	to Internal	to Foreign
(In millions of Canadian dollars)	Total Change	Acquisitions	Growth	Exchange
Buildings	21.5	12.7	9.5	(0.7)
Environment	50.3	50.7	1.4	(1.8)
Industrial	22.5	19.3	4.1	(0.9)
Transportation	7.8	3.0	6.9	(2.1)
Urban Land	(3.5)	10.5	(10.3)	(3.7)
Total	98.6	96.2	11.6	(9.2)

		Two quarters ended June 30
		Change Due	Change Due	Change Due
		to	to Internal	to Foreign
(In millions of Canadian dollars)	Total Change	Acquisitions	Growth	Exchange
Buildings	36.2	25.4	12.6	(1.8)
Environment	84.1	83.0	5.9	(4.8)
Industrial	42.9	37.6	7.6	(2.3)
Transportation	15.5	16.1	3.8	(4.4)
Urban Land	(4.6)	23.8	(18.6)	(9.8)
Total	174.1	185.9	11.3	(23.1)

The following lists the acquisitions completed in 2007 and 2008 that impacted specific practice areas:

•
Buildings: Chong Partners Architecture, Inc. (September 2007); Neill and Gunter companies (October 2007); Moore Paterson Architects Inc. (November 2007); and Murphy Hilgers Architects Inc. (November 2007)

•
Environment: Trico Engineering Consultants, Inc. (August 2007); Woodlot Alternatives, Inc. (October 2007); Neill and Gunter companies (October 2007); Fuller, Mossbarger, Scott & May Engineers, Inc. (December 2007); The Zande Companies, Inc. (January 2008); and SII Holdings, Inc. (February 2008)

•	Industrial: Neill and Gunter companies (October 2007)

•	Transportation: Neill and Gunter companies (October 2007); Rochester Signal, Inc. (January 2008); and The Zande Companies, Inc. (January 2008)

•	Urban Land: Geller DeVellis, Inc. (May 2007); Trico Engineering Consultants, Inc. (August 2007); The Zande Companies, Inc. (January 2008); and RHL Design Group, Inc. (March 2008)

All of our practice areas generate a portion of their gross revenue in the United States. The value of the Canadian dollar averaged US$0.99 in Q2 08 compared to US$0.91 in Q2 07, representing an appreciation of 8.8%. This strengthening of the Canadian dollar had a negative effect on the revenue reported in Q2 08 compared to Q2 07. Year to date, the value of the Canadian dollar averaged US$0.99 in 2008 compared to US$0.88 in 2007.

Buildings. Gross revenue for the Buildings practice area grew by 40.5% in Q2 08 compared to Q2 07 and by 35.5% year to date in 2008 compared to 2007. Of the $36.2 million increase year to date, $25.4 million was due to acquisitions, and $12.6 million was due to internal growth, offset by a foreign exchange impact of $1.8 million. The Buildings practice area continues to secure significant projects and to experience consistently strong project volumes in both the public and private sectors. Several contracts procured during the quarter illustrate our ability to provide services across multiple disciplines and practice areas. For example, we are providing full architecture, interior design, and engineering services for a major redevelopment and expansion of the airport terminal in Nassau, Bahamas. We are also completing the structural engineering of a new 250,000-square-metre (2,690,977-square-foot) acute care, campus-style hospital in Calgary, Alberta. To level its internal workloads and assist clients in meeting their needs, the Buildings practice area continues to make use of work-sharing initiatives across the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

We believe that the outlook for the Buildings practice area remains stable. With the public sector in British Columbia and Ontario trending toward public-private partnerships (P3), the practice area continues to be well positioned to secure project work with P3 clients. Having established top-tier architecture and buildings engineering practices in Canada, going forward we expect to focus on enhancing our architecture and buildings engineering presence in the United States.

Environment. Gross revenue for the Environment practice area increased by 110.3% in Q2 08 compared to Q2 07 and by 94.8% year to date in 2008 compared to 2007. Of the $84.1 million increase year to date, $83.0 million was due to acquisitions, and $5.9 million was due to internal growth, offset by a foreign exchange impact of $4.8 million. Despite signs of a slight decline in the rate of growth in certain markets, the Environment practice area remains strong due to our broad geographic footprint and the continued strong economy in some of our existing markets like western Canada. Western Canada’s strength is partly attributable to the robust oil and gas sector and related population growth. In addition, the Environment practice area is continuing to experience a strengthened market presence in other regions as demonstrated by recent project successes, including the award of an assignment to design odor control upgrades and improve the process performance at the Humber Wastewater Treatment Plant in Toronto, Ontario. During the quarter, the practice area also obtained a contract to provide geotechnical engineering services for the U.S. Army Corps of Engineers, Tulsa District, including establishing an on-site soils and materials testing laboratory at Canton Dam in Oklahoma. In addition, it secured an assignment to evaluate the discharge and process alternatives; prepare preliminary engineering and design development reports; and complete the detailed design, bidding, and construction administration of a major new wastewater treatment plant in Newton County, Georgia. It continues to work on projects in the areas of water supply master planning and water supply facility development, including groundwater, surface water, and recycled water systems throughout the United States. The Environment practice area also continues to improve its operating effectiveness in the US East through efforts over the last year to improve client selection, project management, sales efficiency, and staff level management in relation to existing backlog.

The outlook for this practice area remains positive for the rest of 2008. Through the further integration of FMSM, Zande, and Secor, we will continue to strengthen our capabilities in geotechnical engineering, wet weather programs, and environmental remediation, as well as expand our relationships and opportunities with global integrated energy firms and renewable energy developers.

Industrial. Gross revenue for the Industrial practice area grew by 69.4% in Q2 08 compared to Q2 07 and by 69.8% year to date in 2008 compared to 2007. Of the $42.9 million increase year to date, $37.6 million was due to acquisitions, and $7.6 million was due to internal growth, offset by a foreign exchange impact of $2.3 million. The internal growth was primarily due to projects secured as a result of the robust economy in western Canada. During the quarter, the Industrial practice area continued to provide services for the development of facilities and infrastructure in support of major projects in British Columbia and Alberta. It also obtained an assignment to provide project management services for Suncor Energy Inc. In addition, our integrated capabilities enabled us to undertake larger, multiphased, and multidisciplinary projects in the industrial market. For example, the Industrial practice area joined efforts with other Stantec disciplines to procure a project to design laboratory facilities at Pennsylvania State University and Binghamton University in New York.

Competition for qualified staff, especially in western Canada, is expected to continue in 2008. The Industrial practice area is completing the integration of approximately 650 staff from the Neill and Gunter companies and in Q3 08 will start the integration of over 200 staff from newly acquired McIntosh. The acquisition of McIntosh enables us to offer a complete integrated package of environmental, scientific, engineering, and project management services to global mining clients. The outlook for the Industrial practice area remains positive for the second part of 2008 as it continues to focus on operational effectiveness and work-sharing initiatives across the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Transportation. Gross revenue for the Transportation practice area grew by 21.4% in Q2 08 compared to Q2 07 and by 24.1% year to date in 2008 compared to 2007. Of the $15.5 million increase year to date, $16.1 million was due to acquisitions, and $3.8 million was due to internal growth, offset by a foreign exchange impact of $4.4 million. During the quarter, the Transportation practice area demonstrated the diversity of its service capabilities by securing a project to begin the development of a 5-mile (8-kilometre)-long street car system connecting the University of Arizona to the central business district in Tucson, Arizona. We also secured an assignment to provide construction administration services for the development of 2 miles (3.2 kilometres) of new highway and 15 new bridges for the future Interstate 86 in Sullivan County, New York. Funding for Transportation—especially roadway—projects in our principal markets remains stable despite concerns about a possible decrease in revenue for our public sector clients from sources such as gas and sales taxes. The outlook for the Transportation practice area remains stable for 2008.

Urban Land. Gross revenue for the Urban Land practice area declined by 4.5% in Q2 08 compared to Q2 07 and by 3.2% year to date in 2008 compared to 2007. Of the $4.6 million decrease year to date, $18.6 million was due to a decline in revenue from internal growth and a foreign exchange impact of $9.8 million, offset by a $23.8 million increase in revenue due to acquisitions. We offer urban land services primarily in three core regions—Alberta and Ontario in Canada and California in the United States—and these regions account for approximately 65% of our urban land business. In addition, we have a modest urban land presence in Arizona, Nevada, Utah, Colorado, North Carolina, and Georgia and a small presence in other Canadian markets. The acquisitions we completed in the past 12 months in the United States increased our urban land presence in New England and the Southeast and expanded our services further into the coastal areas of the Carolinas. In addition, the acquisition of RHL in Q1 08 added commercial development services to this practice area, primarily in the western United States.

Revenue for the Urban Land practice area continues to be impacted by a decline in housing starts in various parts of the United States, particularly California, compared to continued stable performance in Canada. Single-family housing starts in the United States continued to decline in Q2 08 but at a lower rate than in Q1 08. In response to these market conditions, our Urban Land group in the United States further reduced its staff levels in Q2 08. The practice area is also continuing to pursue opportunities to apply services and new technologies in markets that are not dependent on housing, such as energy and utilities. For example, it is providing services using light detection and ranging (LIDAR) scanning—an optical remote sensing technology that measures properties of scattered light to find the range and/or other information about a distant target. During the second quarter, it provided the LIDAR scanning of a crane that collapsed over a high-rise construction site in New York City.

The National Association of Home Builders in the United States forecasts a continued decline in US single-family housing starts for the remainder of 2008 but projects positive growth for 2009. In addition, the Canadian Mortgage and Housing Corporation forecasts a slight decline in single detached housing starts in Canada in 2008. To mitigate the impact of this decline in activity, the Urban Land practice area continues to take advantage of work-sharing opportunities by using US-based staff to complete Canadian projects. It is also exploring opportunities to cross-sell services to other practice areas. As well, it continues to monitor its short-term backlog and manage its staff levels as closely as possible to the work available.

Gross Margin

For a definition of gross margin, refer to the Definition of Non-GAAP Measures section, incorporated by reference, included in our 2007 Financial Review. Our gross margin as a percentage of net revenue was 55.9% in Q2 08 compared to 56.1% in Q2 07. The year-to-date gross margin was 55.5% for 2008 compared to 56.5% for 2007. Although the overall Q2 08 gross margin percentage was lower than the Q2 07 percentage, it was within the anticipated target range of 55 to 57% set out in our 2007 Financial Review.

The following table summarizes our gross margin percentages by practice area for the second quarter of 2008 and 2007 and on a year-to-date basis for 2008 and 2007:

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Practice Area Gross Margin
	Quarter ended June 30		Two quarters ended June 30
	2008	2007	2008	2007

Buildings	58.0%	58.0%	57.5%	57.9%
Environment	55.9%	57.5%	56.1%	57.9%
Industrial	51.4%	50.5%	49.9%	50.6%
Transportation	54.7%	53.8%	53.3%	54.4%
Urban Land	58.0%	57.3%	58.1%	57.8%

Our gross margin percentages were the same or higher in Q2 08 compared to Q2 07 in all practice areas except Environment. The gross margin percentage for the Environment practice area declined quarter to quarter due to an increase in the percentage of projects with lower margins. The majority of these projects were added through acquisitions completed in Q4 07 and Q1 08. There was also a reduction in the gross margin percentage for this practice area due to integration activities for acquisitions completed during the first quarter. In general, fluctuations in the margin reported from quarter to quarter depend on the particular mix of projects in progress during any quarter and our project execution. These fluctuations reflect the nature of our business model, which is based on diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle.

On a year-to-date basis, our gross margin percentages decreased in all practice areas except Urban Land when compared to the same period in 2007. As discussed in our Q1 08 Management’s Discussion and Analysis, this decline is attributable to an increase in the percentage of projects with lower margins in progress during the period, in particular projects assumed from recent acquisitions; reduced realized billing rates, such as the fees earned during the pursuit for P3 clients; increased labor costs as acquired employees learned new processes and systems, resulting in decreased efficiency during the period; and increased costs to execute work.

Compared to Q1 08, the gross margin percentages in our Buildings, Industrial, and Transportation practice areas increased mainly due to staff focusing on improving their operational efficiencies and project execution during the second quarter.

Administrative and Marketing Expenses

Our administrative and marketing expenses as a percentage of net revenue were 40.8% for Q2 08 compared to 42.0% for Q2 07. Our year-to-date administrative and marketing expenses as a percentage of net revenue were 41.4% for 2008 compared to 42.3% for 2007, falling slightly below our expected range of 41.5 to 43.5%. Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the period, as well as by integration activities.

Amortization of Intangible Assets

The timing of completed acquisitions, the size of acquisitions, and the type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships and other intangible assets are amortized over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally one and a half years. As a result, the impact of the amortization of contract backlog can be significant in the two to six quarters following an acquisition. The following table summarizes the amortization of identifiable intangible assets for the second quarter of 2008 and 2007 and on a year-to-date basis for 2008 and 2007:

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Intangibles
	Quarter ended		Two quarters ended
	June 30		June 30
(In thousands of Canadian dollars)	2008	2007	2008	2007
Amortization of client relationships	1,011	616	1,891	1,144
Amortization of backlog	1,422	93	3,094	483
Other	120	110	234	131
Total amortization of intangible assets	2,553	819	5,219	1,758

Our amortization of intangible assets increased by $1.7 million in Q2 08 compared to Q2 07 and by $3.5 million year to date in 2008 compared to the same period last year. These increases were mainly due to the amortization of the backlog balances of Vollmer, the Neill and Gunter companies, FMSM, and Secor. During 2008, $13.8 million in intangible assets was acquired from the Zande, RHL, and Secor acquisitions.

Based on the unamortized intangible asset balance remaining at the end of Q2 08, we expect our amortization expense for intangible assets for the full year 2008 to be in the range of $10.0 to $10.5 million by year-end. The actual expense may be impacted by any new acquisitions completed after Q2 08.

Net Interest Expense

The increase of $1.6 million in our net interest expense in Q2 08 compared to Q2 07 and of $3.2 million year to date was a result of our long-term debt position throughout the first two quarters of 2008 being higher than in the same period in 2007. As at June 30, 2008, $193.2 million was outstanding on our credit facility versus $36.2 million outstanding as at June 30, 2007. Depending on the form under which our credit facility is accessed and certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates plus 65, 85, or 125 basis points. Our average interest rate was 3.23% at June 30, 2008, compared to 5.98% at June 30, 2007. We estimate that, based on our credit facility balance at June 30, 2008, a 0.5% increase in interest rates, with all other variables held constant, would decrease our net income by approximately $165,000 for the quarter and by $335,000 year to date and decrease our basic earnings per share by less than $0.01 for the quarter and by $0.01 year to date. A 0.5% decrease in interest rates would have an equal and opposite impact on our net income and basic earnings per share.

Foreign Exchange Gains (Losses)

During Q2 08, we recorded a foreign exchange loss of $380,000 compared to a gain of $918,000 in Q2 07. Year to date, we recorded a foreign exchange loss of $21,000 compared to a gain of $1,096,000 in 2007. These foreign exchange gains and losses arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching US-dollar assets with US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars. The Q2 07 foreign exchange gain arose due to a delay in entering into a foreign exchange contract after borrowing US$34 million on our revolving credit facility at the end of Q1 07 to enable the purchase of Vollmer. (The Canadian dollar had strengthened in the intervening period.) As at June 30, 2008, we had entered into foreign currency forward contracts that provided for the purchase of US$86.8 million at rates ranging from 0.9917 to 1.0209 per US dollar maturing over the next month.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

During the first two quarters of 2008, we recorded a $7.5 million gain in our currency translation adjustments in other comprehensive income compared to a $26.7 million loss during the same period in 2007. These gains and losses arose on the translation of our US-based subsidiaries. The gain during the first two quarters of 2008 was due to the weakening of the Canadian dollar from US$1.01 at December 31, 2007, to US$0.98 at June 30, 2008.

Income Taxes
Our effective income tax rate for the first two quarters of 2008 was 30.7% compared to 30.1% for the year ended December 31, 2007. Our 2007 effective income tax rate was reduced by the settlement of the Quebec Bill 15 issue (as described in our 2007 Financial Review), income tax rate reductions that decreased the carrying value on certain future income tax liabilities, and a shift in income earned in our lower tax rate jurisdictions. The statutory rate reductions introduced in the fall of 2007 as well as our estimated earnings in each of our tax jurisdictions are reflected in the effective income tax rate calculated for 2008.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes thereto.

Quarterly Unaudited Financial Information
(In millions of Canadian dollars, except per share amounts)	Jun 30, 2008	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007

Gross revenue	343.3	291.8	258.3	235.3
Net revenue	289.0	254.9	215.9	207.0
Net income	22.1	16.9	19.0	17.4
EPS – basic	0.48	0.37	0.42	0.38
EPS – diluted	0.48	0.37	0.41	0.38

	Jun 30, 2007	Mar 31, 2007	Dec 31, 2006	Sep 30, 2006

Gross revenue	244.7	216.3	211.8	210.2
Net revenue	215.7	192.3	180.6	182.0
Net income	17.5	15.4	15.6	16.5
EPS – basic	0.38	0.34	0.35	0.36
EPS – diluted	0.38	0.33	0.34	0.36
The quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options whose exercise price is not in the money.

The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross revenue for the following quarterly comparisons:

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

(In millions of Canadian dollars)	Q2 08 vs. Q2 07	Q1 08 vs. Q1 07	Q4 07 vs. Q4 06	Q3 07 vs. Q3 06

Increase (decrease) in gross revenue due to:

Acquisition growth	96.2	89.7	46.5	27.4

Internal growth	11.6	(0.3)	11.6	3.5
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(9.2)	(13.9)	(11.6)	(5.8)

Total net increase in gross revenue	98.6	75.5	46.5	25.1

During Q3 07, our gross revenue increased by $25.1 million, or 11.9%, to $235.3 million compared to $210.2 million for the same period in 2006. Approximately $27.4 million of this increase resulted from acquisitions completed in 2006 and 2007 and internal growth of $3.5 million, offset by a foreign exchange impact of $5.8 million due to the stronger Canadian dollar in Q3 07 compared to Q3 06. Net income increased by $0.9 million, or 5.5%, in Q3 07 compared to the same period in 2006, and basic earnings per share increased by $0.02, or 5.6%, compared to the same period last year. As in Q2 07, net income did not increase in line with net revenue due to an increase in administrative and marketing expenses in Q3 07 because of our focus on the integration of approximately 300 staff from the acquisition of Trico and Chong Partners during the quarter and on the continued integration of more than 970 staff acquired year to date.

During Q4 07, our gross revenue increased by $46.5 million, or 22.0%, to $258.3 million compared to $211.8 million for the same period in 2006. Approximately $46.5 million of this increase resulted from acquisitions completed in 2006 and 2007 and internal growth of $11.6 million, offset by a foreign exchange impact of $11.6 million due to the strengthening of the Canadian dollar in Q4 07 compared to Q4 06. Net income increased by $3.4 million, or 21.8%, in Q4 07 compared to the same period in 2006. Basic earnings per share increased by $0.07, or 20.0%, in Q4 07 compared to the same period in Q4 06. Our Q4 07 net income was positively affected by growth in gross revenue and a $1.1 million decline in income tax expense. Our Q4 07 net income was negatively impacted by a $15.5 million increase in administrative and marketing expenses due to focusing on the integration of approximately 790 staff from the acquisition of Woodlot Alternatives, Inc., the Neill and Gunter companies, Moore Paterson Architects Inc., and Murphy Hilgers Architects Inc. during the quarter and on the continued integration of staff added through acquisitions during 2007. As well, depreciation increased by $1.7 million in Q4 07 compared to Q4 06 due to the inclusion of property and equipment from companies acquired in the quarter and year to date.

During Q1 08, our gross revenue increased by $75.5 million, or 34.9%, to $291.8 million compared to $216.3 million for the same period in 2007. Approximately $89.7 million of this increase resulted from acquisitions completed in 2007 and 2008, offset by a decline in internal growth of $0.3 million and a foreign exchange impact of $13.9 million due to the stronger Canadian dollar in Q1 08 compared to Q1 07. Net income increased by $1.5 million, or 9.7%, in Q1 08 compared to the same period in 2007, and basic earnings per share increased by $0.03, or 8.8%, compared to the same period in 2007. Net income did not increase in line with net revenue mainly due to a greater portion of gross revenue growth from acquisitions in Q1 08 compared to Q1 07 resulting in integration activities, which translated into slower growth in the bottom line. As well, our gross margin declined from 56.8% in Q1 07 to 55.0% in Q1 08 due to the mix of projects in progress during the quarter, reduced realized billing rates, and increased costs to execute work. Compared to Q1 07, our Q1 08 results were negatively impacted by a $1.7 million increase in the amortization of intangibles and a $1.6 million increase in interest expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

LIQUIDITY AND CAPITAL RESOURCES

The following table represents summarized working capital information as at June 30, 2008, compared to December 31, 2007:

(In millions of Canadian dollars, except ratios)	Jun 30, 2008	Dec 31, 2007	Change

Current assets	415.3	323.2	92.1
Current liabilities	(241.0)	(232.7)	(8.3)
Working capital	174.3	90.5	83.8
Ratio of current assets to current liabilities	1.72	1.39	n/a
note: Working capital is calculated by subtracting current liabilities from current assets. The current ratio is calculated by dividing current assets by current liabilities.

Our cash flows from (used in) operating, investing, and financing activities for the second quarter and year to date for 2008 and 2007, as reflected in our consolidated statements of cash flows, are summarized in the following table:

	Quarter ended June 30			Two quarters ended June 30
(In millions of Canadian dollars)	2008	2007	$Change	2008	2007	$Change
Cash flows from operating activities	55.0	33.3	21.7	1.3	17.6	(16.3)
Cash flows used in investing activities	(10.9)	(41.2)	30.3	(99.8)	(49.6)	(50.2)
Cash flows from (used in) financing activities	(21.7)	(12.4)	(9.3)	110.3	26.5	83.8

Our liquidity needs can be met through a variety of sources, including cash generated from operations, borrowings from our $250 million credit facility, and the issuance of common shares. Our primary use of funds is for paying operational expenses, completing acquisitions, sustaining capital spending on property and equipment, and repaying long-term debt.

We believe that internally generated cash flows, supplemented by borrowings and additional equity issues, if necessary, will be sufficient to cover our normal operating and capital expenditures and currently anticipated acquisition activity in 2008. We have not invested in any asset-backed commercial paper (ABCP) and, therefore, do not consider ourselves to be exposed to current uncertainties in the ABCP marketplace. We continue to manage our capital structure according to the management guideline established in our 2007 Financial Review of maintaining a net debt to equity ratio of less than 0.5 to 1. The net debt to equity ratio is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash held in escrow, divided by (2) shareholders’ equity. At June 30, 2008, our net debt to equity ratio was 0.46 to 1. Going forward, there may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level above the target for a period of time.

Working Capital

Our working capital (current assets less current liabilities) at the end of Q2 08 was $174.3 million compared to $90.5 million at December 31, 2007. During this period, current assets increased by $92.1 million, and current liabilities increased by $8.3 million. The increase in current assets from December 31, 2007, was due to a $67.7 million increase in accounts receivable and costs and estimated earnings in excess of billings resulting from our growth and the integration of acquisitions that occurred during Q4 07 and Q1 08. As well, cash and cash equivalents increased by $11.9 million because we accessed US$17.5 million of our credit facility on June 30, 2008, to facilitate the purchase of McIntosh on July 2, 2008. The increase in current liabilities was mainly due to an increase in the current portion of our long-term debt as notes and promissory notes become due in the next 12 months.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Cash Flows Used in Operating Activities

Our cash flows used in operating activities increased by $21.7 million in Q2 08 compared to the same period in 2007 and decreased by $16.3 million year to date compared to the first two quarters of 2007. The quarter-over-quarter increase was mainly due to a $30.2 million increase in cash receipts from clients, less cash paid to suppliers and employees, as a result of our overall growth from acquisitions since Q2 07. Year to date, the decrease was mainly due to an $11.6 million increase in net income taxes paid in 2008 compared to 2007. In addition, interest paid increased by $2.1 million as a result of our long-term debt position throughout the first two quarters of 2008 being higher than in the same period in 2007.

Cash Flows Used in Investing Activities

Our cash flows used in investing activities decreased by $30.3 million in Q2 08 compared to Q2 07 and increased by $50.2 million year to date compared to the first two quarters of 2007. Year to date, we used $72.1 million for the acquisition of Zande, Rochester Signal, Inc., Secor, and RHL versus using $37.7 million for acquisition activity in the same period in 2007. In addition, $6.7 million was placed in an escrow account, which is expected to be settled in the first quarter of 2009 pending the outcome of purchase price adjustment clauses included in the Zande and Secor purchase agreements.

As a professional services organization, we are not capital intensive. Funds spent on capital are primarily for property and equipment, including such items as computer equipment and business information systems software, furniture, leasehold improvements, and other office and field equipment. Our property and equipment purchases increased to $10.5 million in Q2 08 from $5.5 million in Q2 07. One factor that contributed to this increase was the $4.3 million spent on improvements made to our Markham and Toronto, Ontario, offices to accommodate office consolidations. Our Q2 08 purchases were within the expected range for 2008 to support ongoing operational activity and growth. During Q2 08, our purchases of property and equipment were financed by cash flows from operations.

Cash Flows From (Used in) Financing Activities

Our cash flows used in financing activities increased by $9.3 million in Q2 08 compared to Q2 07. Our cash flows from financing activities increased by $83.8 million year to date compared to the first two quarters of 2007. During Q2 08, we repaid $35.2 million of our revolving credit facility compared to repaying $8.2 million in Q2 07. Year to date, we repaid $52.2 million of our revolving credit facility and used $168.8 million of the facility, in part to finance the Zande, Rochester Signal, Inc., Secor, RHL, and McIntosh acquisitions. In comparison, in the first two quarters of 2007, we repaid $16.7 million of our revolving credit facility and used $41.7 million of the facility to finance acquisition activities. As at June 30, 2008, $54.9 million was available in the revolving credit facility for future activities.

Shareholders’ Equity

Share options exercised during the first two quarters of 2008 generated $1.0 million in cash compared to $1.5 million in cash generated during the same period in 2007. Shareholder’s equity was reduced by $5.3 million through the repurchase of 180,700 shares year to date by way of our normal course issuer bid compared to no shares being repurchased in the same period in 2007.

OTHER
Outstanding Share Data

As at June 30, 2008, there were 45,606,823 common shares and 1,643,162 share options outstanding. During the period of July 1, 2008, to July 25, 2008, 41,300 shares were repurchased under our normal course issuer bid; 2,000 share options were exercised; and 7,500 share options were forfeited. As at July 25, 2008, there were 45,567,523 common shares and 1,633,662 share options outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, other liabilities, and operating and capital lease commitments as of June 30, 2008:

		Payment Due by Period
		Less than 1			After 5
Contractual Obligations	Total	year	1-3 years	4-5 years	years
		(In millions of Canadian dollars)

Long-term debt	254.3	36.8	217.2	0.1	0.2
Interest on debt	19.6	8.2	11.4	-	-
Other liabilities	3.4	0.2	0.8	-	2.4
Operating lease commitments	326.9	57.3	97.0	70.2	102.4
Capital lease commitments	0.6	0.3	0.3	-	-

Total contractual obligations	604.8	102.8	326.7	70.3	105.0

For further information regarding the nature and repayment terms of our long-term debt, refer to notes 4 and 9 in our unaudited interim consolidated financial statements for the quarter ended June 30, 2008. Our operating lease commitments include obligations under office space rental agreements, and our other liabilities include amounts payable under our deferred share unit plan.

Off-Balance Sheet Arrangements

In the normal course of business, we enter into letters of credit including the guarantee of certain office rental obligations. We also provide indemnifications and, in very limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. As at June 30, 2008, our only significant off-balance sheet financial arrangements related to letters of credit in the amount of $1.9 million (December 31, 2007 – $1.9 million) that expire at various dates before July 2009.

Related-Party Transactions

There were no related-party transactions during the first two quarters of 2008.

OUTLOOK

The outlook for our Company for the remainder of 2008 continues to be positive since we operate in a highly diverse infrastructure and facilities market in North America. Results may fluctuate from quarter to quarter depending on variables such as project mix, economic factors, and integration activities from acquisitions. For the first two quarters of 2008, there have been no significant changes in our industry environment or market opportunities, and our expectations remain consistent with those described in the Outlook section of the Management’s Discussion and Analysis included in our 2007 Financial Review except as indicated below.

In our 2007 Financial Review, we noted that, according to the Canada Mortgage and Housing Corporation (CMHC), single detached housing starts in Canada were expected to decrease by 8.1% to 107,500 units in 2008. The CMHC later revised its forecast to a decrease of 13.6% to 102,700 units. Despite this decline, Canadian housing starts remain strong by historical standards. In addition, during the second quarter of 2008, the Conference Board of Canada revised its forecasted GDP growth to 1.7% from 2.2% in the first quarter of 2008 due to the economic slowdown in the United States and a strong Canadian dollar.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

It forecasted an acceleration in economic growth to 2.7% in 2009, aided by improved trade performance and still strong domestic demand. As well, the Canadian federal and provincial governments increased their 2008 plans for infrastructure spending.

In our 2007 Financial Review, we also noted that, according to the National Association of Home Builders in the United States, seasonally adjusted annual rates of single-family housing starts were expected to bottom out at around 780,000 units in 2008. This forecast has since been revised to 600,000 units, and positive growth from these levels is projected for 2009.

CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES

The preparation of our financial statements in accordance with Canadian generally accepted accounting principles (GAAP) requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. This Management’s Discussion and Analysis includes references to and uses measures and terms that are not specifically defined in the CICA Handbook and do not have any standardized meaning prescribed by GAAP. These non-GAAP measures may not be comparable to similar measures presented by other companies. For the first two quarters ended June 30, 2008, there has been no significant change in our critical accounting estimates or description of non-GAAP accounting measures from those included in our 2007 Financial Review and incorporated by reference. Readers are encouraged to refer to this discussion in our 2007 Financial Review for additional information.

For the quarter ended June 30, 2008, there has been no significant change in our accounting developments as described in our 2007 Financial Review except for the adoption of the CICA Handbook Section 1535, “Capital Disclosures”; Section 3862, “Financial Instruments—Disclosures”; and Section 3863, “Financial Instruments—Presentation.”

Financial Instruments—Disclosures and Presentation. Effective January 1, 2008, we adopted the new CICA Handbook Section 3862, “Financial Instruments—Disclosures,” and Section 3863, “Financial Instruments—Presentation.” These pronouncements further aligned Canadian GAAP with US GAAP and International Financial Reporting Standards (IFRS). Section 3862 requires companies to provide disclosures in their financial statements that enable users to evaluate a) the significance of financial instruments for their financial position and performance and b) the nature and extent of risks arising from financial instruments to which they are exposed during the period and at the balance sheet date and how they manage those risks. Section 3863 establishes standards for the presentation of financial instruments. It addresses the classification of financial instruments between liability and equity; the classification of related interest, dividends, and losses and gains; and the circumstances in which financial assets and financial liabilities are offset. The adoption of these new standards did not have an effect on our financial position or on the results of our operations but enhanced the note disclosure in our consolidated financial statements. We applied these new accounting standards prospectively.

Capital Disclosures. Effective January 1, 2008, we adopted the new CICA Handbook Section 1535, “Capital Disclosures.” This section establishes standards for disclosing information about a company’s capital and how it is managed in order that a user of the company’s financial statements may evaluate its objectives, policies, and processes for managing capital. The adoption of this new standard did not have an effect on our financial position or on the results of our operations but did enhance the note disclosure in our consolidated financial statements. We applied this new accounting standard prospectively.

International Financial Reporting Standards. In 2005, the CICA announced its plans to converge Canadian GAAP for public entities with IFRS over a transition period that will end in 2011. The CICA indicated that Canadian reporting issuers will need to begin reporting under IFRS by the first quarter of 2011, with comparative figures. We have a dedicated team working on our IFRS transition and have established an IFRS Advisory Committee consisting of a cross section of our management. We have also developed a high-level plan for the implementation of IFRS and are assessing the impact of the differences in accounting standards on our consolidated financial statements. At this stage of assessment, it is not practically possible to quantify the impact of these differences. We also expect to make changes to certain processes and systems before 2010, in time to enable us to record transitions under IFRS for comparative purposes in our financial reporting for 2011.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

CONTROLS AND PROCEDURES

There were no changes in our internal control over financial reporting during the quarter ended June 30, 2008, that materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

RISK FACTORS

For the quarter ended June 30, 2008, there has been no significant change in our risk factors from those described in our 2007 Financial Review. This includes our exposure to market factors that can affect our performance with respect to currency and interest rates.

SUBSEQUENT EVENT

On July 2, 2008, we acquired the shares and business of McIntosh for cash consideration and notes payable. The acquisition of this company adds over 200 staff, providing us with a more visible presence in the mining sector and expanding our operations in Tempe, Arizona, and Sudbury and North Bay, Ontario. McIntosh had annual gross revenue of approximately $32 million in 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Consolidated Balance Sheets
(Unaudited)
	June 30	December 31
	2008	2007
(In thousands of Canadian dollars)	$	$

ASSETS (note 4)
Current
Cash and cash equivalents	26,089	14,175
Cash held in escrow (note 2)	6,630	-
Accounts receivable, net of allowance for doubtful accounts of
$10,224 in 2008 ($10,508 – 2007)	246,951	206,063
Costs and estimated earnings in excess of billings	91,844	65,064
Income taxes recoverable	9,625	5,019
Prepaid expenses	5,501	6,617
Future income tax assets	15,992	13,308
Other assets (note 3)	12,670	13,002

Total current assets	415,302	323,248
Property and equipment	101,988	88,156
Goodwill	415,710	332,922
Intangible assets	41,237	32,288
Future income tax assets	13,578	12,074
Other assets (note 3)	28,988	24,873

Total assets	1,016,803	813,561

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	152,975	155,020
Billings in excess of costs and estimated earnings	35,302	34,423
Income taxes payable	-	9,955
Current portion of long-term debt (note 4)	37,150	21,549
Future income tax liabilities	15,541	11,750

Total current liabilities	240,968	232,697
Long-term debt (note 4)	217,778	74,539
Future income tax liabilities	24,072	20,718
Other liabilities (note 5)	47,584	42,909

Total liabilities	530,402	370,863

Shareholders' equity
Share capital	219,310	218,790
Contributed surplus	7,667	6,266
Deferred stock compensation	-	(110)
Retained earnings	321,377	286,780
Accumulated other comprehensive loss (note 10)	(61,953)	(69,028)

Total shareholders' equity	486,401	442,698

Total liabilities and shareholders' equity	1,016,803	813,561
See accompanying notes

STANTEC INC. (UNAUDITED)

Consolidated Statements of Income
(Unaudited)

	For the quarter ended		For the two quarters ended
	June 30		June 30
	2008	2007	2008	2007
(In thousands of Canadian dollars, except share and per share
amounts)	$	$	$	$

INCOME
Gross revenue	343,327	244,649	635,130	460,960
Less subconsultant and other direct expenses	54,268	28,997	91,212	52,961

Net revenue	289,059	215,652	543,918	407,999
Direct payroll costs	127,485	94,665	242,092	177,672

Gross margin	161,574	120,987	301,826	230,327
Administrative and marketing expenses (notes 7 and 13)	118,033	90,693	225,002	172,368
Depreciation of property and equipment	6,836	4,240	12,203	8,328
Amortization of intangible assets	2,553	819	5,219	1,758
Net interest expense (note 4)	2,011	431	3,513	324
Share of (income) loss from associated companies	54	(25)	160	(94)
Foreign exchange (gains) losses	380	(918)	21	(1,096)
Other income (note 3)	(400)	(314)	(630)	(592)

Income before income taxes	32,107	26,061	56,338	49,331

Income taxes
Current	14,201	8,181	18,200	15,648
Future	(4,199)	453	(904)	828

Total income taxes	10,002	8,634	17,296	16,476

Net income for the period	22,105	17,427	39,042	32,855

Weighted average number of shares outstanding –
basic	45,656,377	45,546,046	45,656,836	45,520,017

Weighted average number of shares outstanding –
diluted	46,122,311	46,268,733	46,187,313	46,185,706

Shares outstanding, end of the period	45,606,823	45,574,038	45,606,823	45,574,038

Earnings per share (note 7)
Basic	0.48	0.38	0.86	0.72

Diluted	0.48	0.38	0.85	0.71
See accompanying notes

STANTEC INC. (UNAUDITED)

Consolidated Statements of Shareholders' Equity and Comprehensive Income
(Unaudited)

						Accumulated
						Other
	Shares	Share	Contributed	Deferred		Comprehensive
	Outstanding	Capital	Surplus	Stock	Retained	Loss (AOCL)
	(note 7)	(note 7)	(note 7)	Compensation	Earnings	(note 10)	Total
(In thousands of Canadian dollars, except shares
outstanding)	#	$	$	$	$	$	$

Balance, December 31, 2006	45,201,785	212,781	5,458	(250)	217,750	(24,363)	411,376

Comprehensive income:

Net income					32,855		32,855
Currency translation adjustments						(26,726)	(26,726)
Unrealized gains on financial assets						594	594
Realized gains transferred to net income						(136)	(136)
Total comprehensive income					32,855	(26,268)	6,587

Share options exercised for cash	354,264	1,481					1,481
Stock-based compensation expense			714	105			819
Reclassification of fair value of stock options
previously expensed		327	(327)				-
Shares issued on vesting of restricted
shares	17,989	220	(550)				(330)

Balance, June 30, 2007	45,574,038	214,809	5,295	(145)	250,605	(50,631)	419,933

Retained earnings and AOCL						199,974

Balance, December 31, 2007	45,698,143	218,790	6,266	(110)	286,780	(69,028)	442,698

Comprehensive income:

Net income					39,042		39,042
Currency translation adjustments						7,469	7,469
Unrealized losses on financial assets						(229)	(229)
Realized gains transferred to net income						(165)	(165)
Total comprehensive income					39,042	7,075	46,117

Share options exercised for cash	85,860	1,033					1,033
Stock-based compensation expense			1,963	110			2,073
Shares repurchased under normal course
issuer bid	(180,700)	(868)	(26)		(4,445)		(5,339)
Reclassification of fair value of stock options
previously expensed		322	(322)				-
Shares issued on vesting of restricted
shares	3,520	33	(214)				(181)

Balance, June 30, 2008	45,606,823	219,310	7,667	-	321,377	(61,953)	486,401

Retained earnings and AOCL						259,424
See accompanying notes

STANTEC INC. (UNAUDITED)

Consolidated Statements of Cash Flows
(Unaudited)

	For the quarter ended		For the two quarters ended
	June 30		June 30
	2008	2007	2008	2007
(In thousands of Canadian dollars)	$	$	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients	302,955	238,120	558,524	448,819
Cash paid to suppliers	(68,257)	(57,208)	(158,971)	(122,835)
Cash paid to employees	(166,486)	(142,916)	(365,181)	(291,330)
Dividends from equity investments	-	-	150	250
Interest received	302	1,818	861	3,171
Interest paid	(2,120)	(399)	(3,224)	(1,172)
Income taxes paid	(11,918)	(6,727)	(32,238)	(20,410)
Income taxes recovered	570	660	1,351	1,118

Cash flows from operating activities (note 14)	55,046	33,348	1,272	17,611

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired (note 2)	(636)	(37,639)	(72,050)	(37,734)
Restricted cash used for acquisitions	-	754	-	1,073
Cash held in escrow (note 2)	-	-	(6,701)	-
Decrease (increase) in investments held for self-insured
liabilities	123	1,134	(1,845)	(1,442)
Proceeds on disposition of investments	7	16	9	21
Purchase of property and equipment	(10,451)	(5,461)	(19,464)	(11,537)
Proceeds on disposition of property and equipment	85	11	289	28

Cash flows used in investing activities	(10,872)	(41,185)	(99,762)	(49,591)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt	(35,239)	(8,195)	(52,249)	(16,717)
Proceeds from long-term borrowings	17,674	-	168,837	41,695
Repayment of acquired bank indebtedness (note 2)	(41)	-	(1,788)	-
Net change in bank indebtedness financing	(2,415)	(4,613)	-	-
Repayment of capital lease obligation	(120)	-	(226)	-
Repurchase of shares for cancellation (note 7)	(1,863)	-	(5,339)	-
Proceeds from issue of share capital	303	383	1,033	1,481

Cash flows from (used in) financing activities	(21,701)	(12,425)	110,268	26,459

Foreign exchange gain (loss) on cash held in foreign
currency	(55)	(418)	136	(744)

Net increase (decrease) in cash and cash equivalents	22,418	(20,680)	11,914	(6,265)
Cash and cash equivalents, beginning of the period	3,671	42,778	14,175	28,363

Cash and cash equivalents, end of the period	26,089	22,098	26,089	22,098
See accompanying notes

STANTEC INC. (UNAUDITED)

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.	General Accounting Policies

These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) on a basis consistent with those used in the preparation of the Company's December 31, 2007, annual consolidated financial statements except as described below. Because the disclosures included in these interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements, these interim consolidated financial statements should be read in conjunction with the December 31, 2007, annual consolidated financial statements. In management's opinion, these interim consolidated financial statements include all the adjustments necessary to present fairly such interim consolidated financial statements. The consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for interim periods are not necessarily indicative of results on an annual basis due to short-term variations as well as the timing of acquisitions, if any, during interim periods.

a)	Change in accounting policies

Financial Instruments—Disclosures and Presentation. Effective January 1, 2008, the Company adopted the new Canadian Institute of Chartered Accountants (CICA) Handbook Section 3862, “Financial Instruments—Disclosures,” and Section 3863, “Financial Instruments—Presentation.” These pronouncements further aligned Canadian GAAP with US GAAP and International Financial Reporting Standards (IFRS). Section 3862 requires companies to provide disclosures in their financial statements that enable users to evaluate a) the significance of financial instruments for their financial position and performance and b) the nature and extent of risks arising from financial instruments to which they are exposed during the period and at the balance sheet date and how they manage those risks. Section 3863 establishes standards for the presentation of financial instruments. It addresses the classification of financial instruments between liability and equity; the classification of related interest, dividends, and losses and gains; and the circumstances in which financial assets and financial liabilities are offset. The adoption of these new standards did not have an effect on the Company’s financial position or on the results of its operations. The Company has applied these new accounting standards prospectively in note 8, Financial Instruments.

Capital Disclosures. Effective January 1, 2008, the Company adopted the new CICA Handbook Section 1535, “Capital Disclosures.” This section establishes standards for disclosing information about a company’s capital and how it is managed in order that a user of the company’s financial statements may evaluate its objectives, policies, and processes for managing capital. The adoption of this new standard did not have an effect on the Company’s financial position or on the results of its operations. The Company has applied this new accounting standard prospectively in note 9, Capital Management.

b)	Recent accounting pronouncements

International Financial Reporting Standards. The CICA has announced that Canadian reporting issuers will need to begin reporting under IFRS, including comparative figures, by the first quarter of 2011. The Company is currently assessing the impact of the differences in accounting standards on its future financial reporting requirements.

2.	Business Acquisitions

Acquisitions are accounted for under the purchase method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company's reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. Purchase price allocations are completed after the vendors' final financial statements and income tax returns have been prepared and accepted by the Company. Such preliminary purchase price allocations are based on management's best estimates of the fair values of the acquired assets and liabilities. Upon finalization, adjustments to the initial estimates may be required, and these adjustments may be material.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS STANTEC INC. (UNAUDITED)

The purchase prices of acquisitions may be subject to price adjustment clauses included in the purchase agreements. At each consolidated balance sheet date, these purchase price adjustment clauses are reviewed, which may result in an increase or reduction to the note consideration recorded at acquisition to reflect either more or less non-cash working capital than was originally recorded.

As at June 30, 2008, additional consideration, specified in certain purchase agreements, may be payable based on future performance parameters. This contingent consideration is not determinable and will be recognized as an adjustment to goodwill in the period in which the contingency is resolved.

In the case of some acquisitions, additional payments may be made to the employees of an acquired company that are based on their continued service over an agreed period of time. These additional payments are not included in the purchase price. They are expensed as compensation as services are provided by the employees.

Acquisitions in 2008

On January 2, 2008, the Company acquired the shares and business of The Zande Companies, Inc. for cash consideration and notes payable. In addition, US$1.56 million was placed in an escrow account, which is expected to be settled on January 2, 2009, pending the outcome of purchase price adjustment clauses included in the purchase agreement. A corresponding US$1.56 million obligation was recorded at acquisition. Any increase or reduction to this obligation will be recorded as an adjustment to the net assets acquired. The acquisition of this firm strengthened the Company's operations in the midwestern United States and increased the depth of its service offerings to public sector clients in the environment sector. The Zande Companies, Inc. provides services mainly in water and wastewater treatment facility design, environmental management, and transportation, as well as complementary services in planning, landscape architecture, surveying, and land development.

On January 2, 2008, the Company acquired the net assets and business of Rochester Signal, Inc. for cash consideration and notes payable. The addition of this firm supplemented the existing transit-related services offered by the Company. Rochester Signal, Inc. provides signal design and related construction management, installation, and testing services, along with engineering support for the development of all types of rail systems, from main and commuter lines to rapid transit and light rail.

On February 1, 2008, the Company acquired the shares and business of SII Holdings, Inc. (Secor) for cash consideration. In addition, US$5 million was placed in an escrow account, which is expected to be settled on February 1, 2009, pending the outcome of purchase price adjustment clauses included in the purchase agreement. A corresponding US$5 million obligation was recorded at acquisition. Any increase or reduction to this obligation will be recorded as an adjustment to non-cash working capital and/or goodwill. The acquisition of this firm significantly increased the Company’s service offerings in the environment sector. Secor provides expertise in downstream marketing remedial services to the US energy industry, as well as comprehensive environmental remediation services to the manufacturing, chemical, pulp and paper, and transportation industries.

On March 14, 2008, the Company acquired the shares and business of RHL Design Group, Inc. for cash consideration and promissory notes. The acquisition of this firm, headquartered in Petaluma, California, with several offices in the western United States, significantly increased the Company's commercial development services. RHL Design Group, Inc. provides full program implementation and comprehensive design services to commercial clients with regional or national multilocation facilities.

During the first two quarters of 2008, the Company adjusted the purchase price on the Vollmer Associates LLP; Trico Engineering Consultants, Inc.; Chong Partners Architecture, Inc.; Woodlot Alternatives, Inc.; Neill and Gunter companies; Murphy Hilgers Architects Inc.; Fuller, Mossbarger, Scott & May Engineers, Inc.; and RHL Design Group, Inc. acquisitions pursuant to purchase price adjustment clauses included in the purchase agreements. These adjustments impacted non-cash working capital and notes payable.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS STANTEC INC. (UNAUDITED)

During the first two quarters of 2008, the purchase price allocations for the Vollmer Associates LLP and Geller DeVellis, Inc. acquisitions were finalized. The Company expects to finalize the purchase price allocations for the Trico Engineering Consultants, Inc., Chong Partners Architecture, Inc., and Woodlot Alternatives, Inc. acquisitions during the third quarter of 2008; the purchase price allocations for the Neill and Gunter companies, Moore Paterson Architects Inc., Murphy Hilgers Architects Inc., Fuller, Mossbarger, Scott & May Engineers, Inc., The Zande Companies, Inc., and Rochester Signal, Inc. acquisitions during the fourth quarter of 2008; and the purchase price allocations for the Secor and RHL Design Group, Inc. acquisitions during the first quarter of 2009.

Acquisitions in 2007

On March 9, 2007, the Company acquired the net assets and business of Nicolson Tamaki Architects Inc. for cash consideration and promissory notes. This acquisition supplemented the Company's architecture services in British Columbia, Canada.

On April 2, 2007, the Company acquired the partnership interest and business of Vollmer Associates LLP for cash consideration of US$31,000,000 and promissory notes of US$10,000,000. The promissory notes are subject to purchase price adjustment clauses included in the purchase agreement and may be adjusted to reflect either more or less non-cash working capital realized than was originally expected. The acquisition of this firm, headquartered in New York City, strengthened the Company’s engineering, architecture, planning, landscape architecture, and survey services in the transportation sector in the US East.

On April 2, 2007, the Company acquired the net assets and business of Land Use Consultants, Inc. for cash consideration. This acquisition supplemented the Company’s operations in Portland, Maine, and expanded its planning and landscape architecture services in the northern New England region.

On May 18, 2007, the Company acquired the net assets and business of Geller DeVellis, Inc., a firm based in Boston, Massachusetts, for cash consideration. This acquisition strengthened the Company’s planning, landscape architecture, and civil engineering design capabilities and presence in the New England region.

During the first two quarters of 2007, the Company adjusted the purchase price on the Keen Engineering Co. Ltd., Carinci Burt Rogers Engineering, Inc., Dufresne-Henry, Inc., and ACEx Technologies, Inc. acquisitions pursuant to purchase price adjustment clauses included in the purchase agreements. These adjustments had no net effect on the purchase price allocations.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS STANTEC INC. (UNAUDITED)

Aggregate consideration paid

Details of the aggregate consideration given and of the fair values of net assets acquired or adjusted for in the first two quarters of each year are as follows:

	2008	2007
(In thousands of Canadian dollars)	$	$

Cash consideration	76,222	38,132
Notes payable	22,771	7,142

Purchase price	98,993	45,274

Assets and liabilities acquired at fair values
Cash acquired	4,172	398
Bank indebtedness assumed	(1,788)	-
Non-cash working capital	20,095	15,589
Property and equipment	8,303	4,572
Investments	-	12
Goodwill	76,814	24,566
Intangible assets
Client relationships	11,271	888
Contract backlog	3,323	29
Other	(1,220)	2,658
Other long-term liabilities	(1,492)	(741)
Long-term debt	(15,976)	(4,994)
Future income taxes	(3,643)	2,297
Capital lease obligations	(866)	-

Net assets acquired	98,993	45,274

Of the goodwill and intangible assets resulting from acquisitions completed in the first two quarters of 2008, $14,770,000 (2007 – $26,792,000) is deductible for income tax purposes.

At the time of acquisition, management estimates the exit costs of consolidating or closing offices occupied by the acquired entity. These costs are accrued in other long-term liabilities as part of the purchase price allocation (note 5). Adjustments to the exit liabilities may impact goodwill.

As a result of the acquisitions completed in the first two quarters of 2008, the Company assumed commitments for operating leases of approximately $17,634,000 and for capital leases of approximately $900,000, with lease terms ranging from one to eight years.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS STANTEC INC. (UNAUDITED)

3.	Other Assets
		June 30	December 31
		2008	2007
	(In thousands of Canadian dollars)	$	$
	Investments held for self-insured liabilities	32,460	28,913
	Investments in associated companies	892	1,187
	Investments – other	704	701
	Holdbacks on long-term contracts	3,036	2,583
	Other	4,566	4,491
		41,658	37,875
	Less current portion of investments held for self-insured liabilities	12,670	13,002
		28,988	24,873

Investments held for self-insured liabilities consist of government and corporate bonds as well as equity securities. These investments are classified as available for sale and are stated at fair value as at June 30, 2008. The bonds bear interest at rates ranging from 3.25 to 7.00% per annum. Interest, dividends, and realized gains and losses on these investments are recorded in other income. The term to maturity of the bond portfolio ranges from within one to eight years.

4.	Long-Term Debt
		June 30	December 31
		2008	2007
	(In thousands of Canadian dollars)	$	$
	Non-interest-bearing note payable	154	147
	Other notes payable	60,887	43,872
	Bank loan	193,233	52,069
	Capital lease obligations	654	-
		254,928	96,088
	Less current portion	37,150	21,549
		217,778	74,539

The carrying values of the other notes payable have been calculated using a weighted average effective rate of interest of 5.08% and may be supported by promissory notes where required. The notes are due at various times from 2008 to 2011. The aggregate maturity value of the notes is $60,978,000 (December 31, 2007 – $43,976,000). As at June 30, 2008, $42,091,000 (December 31, 2007 – $24,849,000) of the notes' carrying value was payable in US funds (June 30, 2008 –US$41,278,000; December 31, 2007 – US$25,068,000). The carrying value of the other notes payable approximates their fair value based on interest rates in effect at June 30, 2008.

The Company has a revolving credit facility in the amount of $250 million that expires on August 31, 2010. The credit facility agreement includes a provision for access to an additional $50 million under the same terms and conditions upon approval from the lenders. The facility is available for acquisitions, working capital needs, capital expenditures, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers' acceptance rates plus 65, 85, or 125 basis points. As at June 30, 2008, $165,233,000 of the bank loan was payable in US funds (US$162,041,000), and $28,000,000 was payable in Canadian funds. As at December 31, 2007, $49,069,000 of the bank loan was payable in US funds (US$49,500,000), and $3,000,000 was payable in Canadian funds. Loans may be repaid under the credit facility from time to time at the option of the Company. The average interest rate applicable at June 30, 2008, was 3.23% (December 31, 2007 – 5.51%). The credit

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS STANTEC INC. (UNAUDITED)

facility contains restrictive covenants (note 9). All the assets of the Company are held as collateral under a general security agreement for the bank loan. The interest incurred on long-term debt in Q2 08 was $1,932,000 (Q2 07 – $703,000), with a year-to-date expense of $3,628,000 (Q2 07 – $837,000).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit. At June 30, 2008, the Company had issued and outstanding letters of credit totaling $141,000 (December 31, 2007 – $141,000) payable in Canadian funds and $1,746,000 (US$1,712,000) (December 31, 2007 – $1,321,000, US$1,332,000) payable in US funds that expire at various dates before July 2009. At June 30, 2008, $54,880,000 (December 31, 2007 – $106,469,000) was available in the revolving credit facility for future activities.

As at June 30, 2008, there were no additional letters of credit that were assumed from acquisitions (December 31, 2007 –$475,000, US$479,000). The Company has a US$4 million surety credit facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at June 30, 2008, $138,000 (US$135,000) in bonds had been issued under this credit facility.

As at June 30, 2008, the Company's capital lease obligations included capital leases bearing interest at rates ranging from 1.4 to 17.4%. These capital leases expire at various dates before September 2011.

5.	Other Liabilities
		June 30	December 31
		2008	2007
	(In thousands of Canadian dollars)	$	$

	Provision for self-insured liabilities	21,938	17,659
	Deferred gain on sale leaseback	5,532	5,749
	Lease inducement benefits	17,566	16,191
	Liabilities on lease exit activities	5,167	4,112
	Liability for uncertain tax positions	1,272	1,412
	Other	2,982	3,220
		54,457	48,343
	Less current portion included in accrued liabilities	6,873	5,434
		47,584	42,909

	Provision for self-insured liabilities
		June 30	December 31
		2008	2007
	(In thousands of Canadian dollars)	$	$

	Provision, beginning of the period	17,659	16,041
	Current period provision	5,360	6,153
	Payment for claims settlement	(1,175)	(2,822)
	Impact of foreign exchange	94	(1,713)
	Provision, end of the period	21,938	17,659

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS STANTEC INC. (UNAUDITED)

Liabilities on lease exit activities
	June 30	December 31
	2008	2007
(In thousands of Canadian dollars)	$	$
Liability, beginning of the period	4,112	2,833
Current period provision:
Established for existing operations	555	989
Resulting from acquisitions	1,666	740
Costs paid or otherwise settled	(1,037)	(1,522)
Adjustments to purchase price allocation	(174)	1,193
Impact of foreign exchange	45	(121)

Liability, end of the period	5,167	4,112

6.	Forward Contracts

As at June 30, 2008, the Company had entered into foreign currency forward contract arrangements that provided for the purchase of US$86,750,000 at rates ranging from 0.9917 to 1.0209 per US dollar maturing over the next month. As at June 30, 2007, the Company had entered into foreign currency forward contract arrangements that provided for the purchase of US$23,000,000 million at rates ranging from 1.0685 to 1.0720 per US dollar maturing over three months. These derivative financial instruments were entered into to mitigate foreign currency fluctuation risk on net operating assets denominated in US dollars. The fair value of these contracts, estimated using market rates as at June 30, 2008, resulted in a gain of $596,000 (2007 – loss of $106,300). The unrealized gains and losses relating to these derivative financial instruments were recorded in net income as foreign exchange gains.

7.	Share Capital

During Q2 08, 68,300 common shares (Q2 07 – nil) were repurchased for cancellation pursuant to the Company's ongoing normal course issuer bid at a cost of $1,863,000. Of this amount, $330,000 and $10,000 reduced share capital and contributed surplus accounts, respectively, with $1,523,000 being charged to retained earnings.

During the first two quarters of 2008, 180,700 common shares (2007 - nil) were repurchased for cancellation pursuant to the Company's ongoing normal course issuer bid at a cost of $5,339,000. Of this amount, $868,000 and $26,000 reduced share capital and contributed surplus accounts, respectively, with $4,445,000 being charged to retained earnings.

During Q2 08, the Company renewed its normal course issuer bid with the Toronto Stock Exchange, which enables it to purchase up to 2,283,272 common shares during the period of June 1, 2008, to May 31, 2009.

During Q2 08, the Company recognized a stock-based compensation expense of $1,041,000 (Q2 07 – $773,000) in administrative and marketing expenses. Of the amount expensed, $979,000 related to the fair value of options granted, and $62,000 related to deferred share unit compensation. Of the amount expensed during Q2 07, $355,000 related to the fair value of options granted, $36,000 related to the restricted shares issued on The Keith Companies, Inc. acquisition, and $382,000 related to deferred share unit compensation.

During the first two quarters of 2008, the Company recognized a stock-based compensation expense of $1,763,000 (Q2 07 – $1,690,000) in administrative and marketing expenses. Of the amount expensed, $1,963,000 related to the fair value of options granted, and $111,000 related to the restricted shares issued on The Keith Companies, Inc. acquisition, offset by a $311,000 reduction in deferred share unit compensation. Of the amount expensed during Q2 07, $714,000 related to the fair value of options granted, $105,000 related to the restricted shares issued on The Keith Companies, Inc. acquisition, and $871,000 related to deferred share unit compensation.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS STANTEC INC. (UNAUDITED)

The fair value of options granted was reflected through contributed surplus; the deferred share unit compensation was reflected through accrued liabilities; and the restricted shares were reflected through deferred stock compensation. Upon the exercise of share options for which a stock-based compensation expense has been recognized, the cash paid together with the related portion of contributed surplus is credited to share capital. Upon the vesting of restricted shares, a portion of contributed surplus is credited to share capital.

Share options
		As at June 30
	2008		2007
		Weighted		Weighted
	Share	Average	Share	Average
	Options	Exercise Price	Options	Exercise Price
	#	$	#	$
Share options, beginning of the period	1,751,022	18.32	1,702,784	11.92
Exercised	(85,860)	12.03	(354,264)	4.18
Forfeited	(21,000)	22.31	(20,332)	19.07
Cancelled	(1,000)	20.42	-	-

Share options, end of the period	1,643,162	18.59	1,328,188	13.88

At June 30, 2008, 902,000 (June 30, 2007 – 727,854) share options were exercisable at a weighted average price of $11.88 (June 30, 2007 – $10.08).
At June 30, 2008, 462,500 options were antidilutive and therefore not considered in computing diluted earnings per share.
Deferred share units

Deferred share units are paid, in the form of cash, to the outside directors of the Company upon death or retirement. These units are valued at the market price of the Company's common shares on the last trading day of the month of death or retirement and are recorded at fair value based on the current market price of the Company's shares. As at June 30, 2008, 51,200 units were outstanding (Q2 07 – 46,400).

8.	Financial Instruments
The Company classifies its financial instruments as follows:
•
Cash and cash equivalents and cash held in escrow are classified as financial assets held for trading and are recorded at fair value, with realized and unrealized gains and losses reported in net income.

•
Accounts receivable net of allowance for doubtful accounts are classified as receivables and are initially accounted for at fair value and subsequently adjusted for any allowance for doubtful accounts, with realized gains and losses reported in net income.

•
Investments held for self-insured liabilities are classified as financial assets available for sale and are recorded at fair value, with accumulated unrealized gains and losses reported in other comprehensive income until disposed of, at which time the realized gains and losses are recognized in net income.

•
Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities and are accounted for at amortized cost, with realized gains and losses reported in net income.

Fair Value

The fair value of a financial instrument on initial recognition is normally the transaction price, which is the value of the consideration given or received. Transaction costs on financial instruments are expensed when incurred. Purchases and

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS STANTEC INC. (UNAUDITED)

sales of financial assets are accounted for at trade dates. Subsequent to initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. The fair values of cash and cash equivalents, cash held in escrow, accounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts because of the short-term maturity of these instruments. The carrying amount of bank loans approximates its fair value because the applicable interest rate is based on variable reference rates. The carrying values of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the interim consolidated financial statements.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, investments held for self-insured liabilities, and accounts receivable.

The Company limits its exposure to credit risk by placing its cash and cash equivalents with high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities. The risk associated with bonds and equities is mitigated by the overall quality and mix of the investment portfolio.

The Company maintains an allowance for estimated credit losses on accounts receivable. The estimate is based on the best assessment of the collectibility of the related receivable balance based, in part, on the age of the outstanding accounts receivable and on its historical collection and loss experience.

The risk associated with accounts receivable is mitigated by providing services to diverse clients in various industries and sectors of the economy. The Company’s credit risk is not concentrated in any particular client, industry, economic, or geographic sector. In addition, management reviews accounts receivable past due on an ongoing basis with the objective of identifying matters that could potentially delay the collection of funds at an early stage. The Company monitors accounts receivable to an internal target of days of revenue in accounts receivable (a non-GAAP measure). At June 30, 2008, there were 68 days of revenue in accounts receivable (Q4 07 – 72 days). The maximum amount of credit risk exposure is limited to the carrying amount of the balances in the financial statements.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company’s liquidity needs can be met through a variety of sources, including cash generated from operations, long- and short-term borrowings from the $250 million credit facility, and the issuance of common shares. The Company believes that internally generated cash flows, supplemented by borrowings and additional equity issues, if necessary, will be sufficient to cover its normal operating and capital expenditures as well as currently anticipated acquisition activity in 2008.

Liquidity risk is managed according to the Company’s internal guideline of maintaining a debt to equity ratio of less than 0.5 to 1. The Company does not invest in any asset-backed commercial paper (ABCP) and, therefore, does not consider itself to be exposed to current uncertainties in the ABCP marketplace.

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its credit facilities are based on floating rates of interest. In addition, the Company is subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities contain fixed-rate government and corporate bonds. As at June 30, 2008, the Company has concluded that it is not necessary to enter into any derivative agreements to mitigate these risks.

If the interest rate on the Company's loan balance at June 30, 2008, had been 0.5% higher, with all other variables held constant, net income for the quarter would have decreased by approximately $165,000 for the quarter and $335,000 year to date. If the interest rate had been 0.5% lower, there would have been an equal and opposite impact on net income.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS STANTEC INC. (UNAUDITED)

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in the Company’s net income arise on the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars (note 6).

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries and are recorded as currency translation adjustments in other comprehensive income. The Company does not hedge for this foreign exchange risk.

Foreign exchange fluctuations may arise on investments held for self-insured liabilities since these investments are mainly in Canadian and US dollars. Fluctuations on foreign currencies in these investments are recorded as currency translation adjustments in other comprehensive income until the investments are sold. At June 30, 2008, if the Canadian dollar had strengthened 2.5% against the US dollar, with all other variables held constant, other comprehensive income would have decreased by approximately $199,000 for the quarter and by $399,000 year to date due to the translation of US investments held for self-insured liabilities. If the Canadian dollar had weakened 2.5% against the US dollar, there would have been an equal and opposite impact on other comprehensive income.

9.	Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures as well as acquisition growth while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders' equity.

The Company’s capital structure is managed in order to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. In order to maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:
•	Net debt to equity ratio below 0.5 to 1
•	Return on equity (ROE) at or above 14%
These objectives are established on an annual basis and are monitored on a quarterly basis. The targets for 2008 remained unchanged from 2007.

Net debt to equity ratio, a non-GAAP measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash held in escrow, divided by (2) shareholders’ equity. The Company's net debt to equity ratio was 0.46 to 1 at June 30, 2008 (December 31, 2007 – 0.19 to 1). Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE, a non-GAAP measure, is calculated as net income for the last four quarters, divided by average shareholders' equity over each of these quarters. The Company's ROE was 16.9% for the four quarters ended June 30, 2008, (December 31, 2007 – 16.4%) and was within the targeted range.

The Company is subject to restrictive covenants related to its $250 million revolving credit facility that are measured on a quarterly basis. These covenants include, but are not limited to, debt to earnings ratio and earnings to debt service ratio. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS STANTEC INC. (UNAUDITED)

the repayment of the debt obligation. The Company was in compliance with all the covenants under this agreement as at and throughout the quarter ended June 30, 2008.

10. Accumulated Other Comprehensive Loss
		Unrealized	Realized
	Currency	Gains (Losses)	(Gains) Losses
	Translation	on Financial	Transferred to
	Adjustments	Assets	Net Income	Total
(In thousands of Canadian dollars)	$	$	$	$

Balance, December 31, 2006	(24,844)	481	-	(24,363)
Current period activity	(26,726)	609	(140)	(26,257)
Income tax effect	-	(15)	4	(11)

Balance, June 30, 2007	(51,570)	1,075	(136)	(50,631)

Balance, December 31, 2007	(70,513)	1,730	(245)	(69,028)
Current period activity	7,469	(233)	(168)	7,068
Income tax effect	-	4	3	7

Balance, June 30, 2008	(63,044)	1,501	(410)	(61,953)

The foreign currency translation adjustments represent the unrealized gain or loss on the Company's net investment in self-sustaining US-based operations. The change in the currency translation adjustments during the year relates to the fluctuation in the value of the Canadian dollar relative to the US dollar. Consolidated balance sheet accounts denominated in US dollars have been translated to Canadian dollars at the rate of 1.0197 (December 31, 2007 – 0.9913).

11. Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and is evaluated regularly by the chief operating decision makers in allocating resources and assessing performance. The chief operating decision makers are the chief executive officer and the chief operating officer of the Company, and the Company's operating segments are based on its regional geographic areas.

The Company has three operating segments, which are aggregated into the Consulting Services reportable segment.

Geographic information	Property and Equipment,
	Goodwill, Intangible Assets
	June 30, 2008	December 31, 2007
(In thousands of Canadian dollars)	$	$
Canada	156,807	154,404
United States	401,612	298,470
International	516	492

	558,935	453,366

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS STANTEC INC. (UNAUDITED)

Geographic information		Gross Revenue
	For the quarter ended		For the two quarters ended
	June 30		June 30
	2008	2007	2008	2007
(In thousands of Canadian dollars)	$	$	$	$

Canada	170,840	133,940	319,771	254,793
United States	169,542	108,715	310,214	201,976
International	2,945	1,994	5,145	4,191

	343,327	244,649	635,130	460,960

Gross revenue is attributed to countries based on the location of the work performed.

Practice area information		Gross Revenue
	For the quarter ended		For the two quarters ended
	June 30		June 30
	2008	2007	2008	2007
(In thousands of Canadian dollars)	$	$	$	$

Consulting Services
Buildings	74,580	53,078	138,329	102,094
Environment	95,818	45,578	172,753	88,699
Industrial	54,967	32,356	104,431	61,455
Transportation	44,273	36,456	79,834	64,301
Urban Land	73,689	77,181	139,783	144,411

	343,327	244,649	635,130	460,960

12.	Employee Future Benefits

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions made subject to maximum limits per employee. The Company accounts for such defined contributions as an expense in the period in which the contributions are made. The expense recorded in Q2 08 was $4,642,000 (Q2 07 – $3,129,000), with a year-to-date expense of $9,432,000 (2007 – $6,762,000).

13.	Investment Tax Credits

Investment tax credits arising from qualifying scientific research and experimental development efforts pursuant to existing tax legislation are recorded as a reduction of the applicable administrative and marketing expenses when there is reasonable assurance of their ultimate realization. Investment tax credits of $540,000 (Q2 07 – $382,000) were recorded as a reduction of administrative and marketing expenses.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS STANTEC INC. (UNAUDITED)

14. Cash Flows From Operating Activities
Cash flows from operating activities determined by the indirect method are as follows:
	For the quarter ended				For the two quarters ended
	June 30				June 30
	2008		2007		2008		2007
(in thousands of Canadian dollars)	$		$		$		$

CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period		22,105		17,427		39,042		32,855
Add (deduct) items not affecting cash:
Depreciation of property and equipment		6,836		4,240		12,203		8,328
Amortization of intangible assets		2,553		819		5,219		1,758
Future income taxes		(4,199)		453		(904)		828
Gain on dispositions of investments and
property and equipment		(348)		(298)		(412)		(531)
Stock-based compensation expense		1,041		773		1,763		1,690
Provision for self-insured liability		3,769		2,217		5,360		3,801
Other non-cash items		505		(587)		(3)		(989)
Share of (income) loss from associated
companies		54		(25)		160		(94)
Dividends from equity investments		-		-		150		250

		32,316		25,019		62,578		47,896

Change in non-cash working capital accounts:
Accounts receivable		(517)		2,306		(17,114)		4,543
Costs and estimated earnings in excess of
billings		(1,461)		(19,144)		(8,658)		(27,830)
Prepaid expenses		2,320		(254)		3,009		1,292
Accounts payable and accrued liabilities		22,518		20,914		(25,607)		(10,239)
Billings in excess of costs and estimated
earnings		(2,915)		2,683		(295)		5,891
Income taxes payable/recoverable		2,785		1,824		(12,641)		(3,942)

		22,730		8,329		(61,306)		(30,285)

Cash flows from operating activities		55,046		33,348		1,272		17,611

15. Subsequent Event

On July 2, 2008, the Company acquired the shares and business of McIntosh Engineering Holdings Corporation for cash consideration and notes payable. The addition of this firm provides the Company with a more visible presence in the mining sector and expands its operations in Tempe, Arizona, and Sudbury and North Bay, Ontario. McIntosh Engineering Holdings Corporation had annual gross revenue of approximately $32 million in 2007.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS STANTEC INC. (UNAUDITED)

Shareholder Information

Transfer Agent

Computershare Trust Company of Canada Calgary, Alberta

Auditors
Ernst & Young LLP
Chartered Accountants
Edmonton, Alberta

Principal Bank
Canadian Imperial Bank of
Commerce

Securities Exchange Listing
Stantec shares are traded
on the Toronto Stock Exchange
under the symbol STN and on
the New York Stock Exchange
under the symbol STN.

Investor Relations
Stantec Inc.
10160 - 112 Street
Edmonton AB
Canada T5K 2L6
Tel: (780) 917-7000
Fax: (780) 917-7330
ir@stantec.com